UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 333-214585

MINEBEA MITSUMI Inc.
(Translation of registrant’s name into English)

4106-73 Oaza Miyota, Miyota-machi
Kitasaku-gun, Nagano 389-0293
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

1.
English translations of 1) the Notice of Convocation of the 71st Ordinary General Meeting of Shareholders, and 2) the Business Report for the period from April 1, 2016 to March 31, 2017, each as filed by the registrant with the Tokyo Stock Exchange on May 31, 2017.

2.	Press release titled “Renewal of Countermeasures to Large-Scale Acquisitions of MinebeaMitsumi Shares (Takeover Defense Measures),” dated May 31, 2017

3.	Press release titled “Notice regarding the Repurchase Status of Own Shares (Repurchase of Own Shares pursuant to Section 1 of Article 459 of the Company Law),” dated June 1, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEBEA MITSUMI Inc.

By:	/s/ Takayuki Ishikawa
Name:	Takayuki Ishikawa
Title:	General Manager

Date:  June 5, 2017